As filed with the Securities and Exchange Commission on November 30, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

ALCATEL LUCENT
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)

Republic of France	Not Applicable
(State or other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)
54, rue La Boétie
75008 Paris
France
011 (33) 1 40 76 10 10
(Address and telephone number of registrant’s principal executive offices)
Stephen R. Reynolds
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974
(908) 582-8500
(Name, address (including zip code) and telephone number
(including area code) of agent for service)

Copies to:

Roger S. Aaron, Esq.	David A. Katz, Esq.
Steven F. Arcano, Esq.	Wachtell, Lipton, Rosen & Katz
Skadden, Arps, Slate, Meagher & Flom LLP	51 West 52nd Street
Four Times Square	New York, New York 10019
New York, New York 10036	(212) 403-1000
(212) 735-3000

     Approximate date of commencement of proposed sale of the securities to the public: From time to time on or after the effective date of this Registration Statement.
     If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered (1)	Registered (2)	Price per Share (3)	Offering Price	Registration Fee	(4)
Ordinary shares, nominal value €2.00 per share, issuable upon exercise of warrants	38,907,871	$14.09	$548,211,903	$58,659

(1) The securities being offered hereby will be issued in the form of American Depositary Shares of the registrant evidenced by American Depositary Receipts. Each American Depositary Share represents one ordinary share, nominal value €2.00 per share, of the registrant. The American Depositary Shares will be issuable upon deposit of the ordinary shares of the registrant and have been registered under a registration statement on Form F-6 originally filed on November 16, 2006.
(2) Based on the maximum number of ordinary shares of the registrant issuable under warrants issued by Lucent Technologies Inc., which was calculated as the product of 0.1952, the exchange ratio in the merger described in the prospectus forming a part of this registration statement, multiplied by 199,323,110, the number of warrants outstanding as of November 29, 2006. This registration statement also covers any additional securities which may be issuable in the future pursuant to antidilution provisions in the warrants.
(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended (the “Securities Act”), the quotient of $2.75, the exercise price of the warrants under which the ordinary shares are issuable, divided by 0.1952, the exchange ratio in the merger described in the prospectus forming a part of this registration statement.
(4) A filing fee of $76,189 was previously paid in connection with 50,038,768 of unsold ordinary shares of the Registrant registered under a registration statement on Form F-4 (Registration No. 333-133919) initially filed by the Registrant on May 9, 2006. Pursuant to Rule 457(p) under the Securities Act, the registrant hereby offsets $58,659 of the previously paid filing fees against the total filing fee of $58,659 due in connection with the filing of this registration statement. As a result, no filing fee is being paid for this filing.

PROSPECTUS
38,907,871 Ordinary Shares
of
ALCATEL LUCENT
     The 38,907,871 ordinary shares of Alcatel Lucent offered by this prospectus are issuable under warrants originally issued by Lucent Technologies Inc., or Lucent, a wholly owned subsidiary of Alcatel Lucent. The warrants were issued in connection with the settlement of litigation against Lucent in the U.S. District Court for the District of New Jersey, in accordance with the Stipulation and Agreement of Settlement, dated September 22, 2003, among Lucent and the other participants in the settlement. The warrants were issued by Lucent under a warrant agreement between Lucent and The Bank of New York, as warrant agent, pursuant to an exemption from the registration and prospectus requirements of Section 5 of the Securities Act of 1933, as amended, or the Securities Act, provided under Section 3(a)(10) thereof.
     On November 30, 2006, a wholly owned subsidiary of Alcatel was merged with and into Lucent, with Lucent continuing as the surviving corporation and as a wholly owned subsidiary of Alcatel. This transaction is referred to as the merger. Alcatel was renamed “Alcatel Lucent” upon effectiveness of the merger. Alcatel and Lucent have entered into a warrant conversion agreement with The Bank of New York which provides that, following effectiveness of the merger, the warrants will be convertible into Alcatel Lucent’s ordinary shares and American Depositary Shares, or ADSs, each representing one ordinary share, nominal value €2.00 per share, of Alcatel Lucent, and cash in lieu of fractional ADSs.
     Any ordinary shares of Alcatel Lucent issued upon the exercise of warrants will be issued in the form of Alcatel Lucent ADSs evidenced by American Depositary Receipts.
     The Alcatel Lucent ADSs will trade on the New York Stock Exchange, or the NYSE, under the symbol “ALU.” As of the date of this prospectus, Alcatel Lucent ADSs have not traded on the NYSE. On November 29, 2006, the last reported sale price of the ADSs of Alcatel, as reported on the NYSE, was $13.25 per Alcatel ADS.
     Alcatel Lucent will receive the proceeds from the exercise of the warrants, but not from the sale of the underlying Alcatel Lucent ADSs. See “Use of Proceeds.”
     The warrants may be exercised at any time until December 10, 2007. Each warrant will entitle the holder to purchase 0.1952 of an Alcatel Lucent ADS, subject to antidilution adjustments, with a cash payment to be made in lieu of any fractional Alcatel Lucent ADS that the warrantholder would otherwise be entitled to receive.
     Investing in the securities of Alcatel Lucent involves risks. See “Risk Factors” on page 2 of this prospectus.
     Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 30, 2006.

REFERENCES TO ADDITIONAL INFORMATION
     As used in this prospectus:
•	“Alcatel” refers to Alcatel, a société anonyme organized under the laws of the Republic of France, which was renamed “Alcatel Lucent” upon effectiveness of the merger;

•	“Lucent” refers to Lucent Technologies Inc., a Delaware corporation;

•	the “merger” refers to the merger completed on the terms set forth in the agreement and plan of merger, dated as of April 2, 2006, or the merger agreement, among Alcatel, Aura Merger Sub, Inc., a wholly owned subsidiary of Alcatel, and Lucent, pursuant to which Aura Merger Sub merged with and into Lucent, with Lucent surviving the merger and continuing its existence as a wholly owned subsidiary of Alcatel Lucent;

•	“Alcatel Lucent” and “the company” refers to Alcatel Lucent, the combined company following effectiveness of the merger;

•	“Warrant Agreement” refers to the Warrant Agreement, dated as of December 10, 2004, between Lucent Technologies Inc. and The Bank of New York, as warrant agent; and

•	“Warrant Conversion Agreement” refers to the Warrant Conversion Agreement, dated as of November 30, 2006, between Alcatel, Lucent and The Bank of New York.
     This prospectus incorporates by reference important business and financial information about Alcatel, Lucent, and Alcatel Lucent from documents filed with the U.S. Securities and Exchange Commission, or the SEC, that are not included in or delivered with this prospectus. For a more detailed description of the documents incorporated by reference into this prospectus and how you may obtain them, see “Where You Can Find More Information” beginning on page 24.
     Documents incorporated by reference are available to you without charge upon your written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain any of these documents from the SEC’s website at www.sec.gov or by requesting them in writing or by telephone from Alcatel Lucent at the address below:
Alcatel Lucent
54, rue La Boétie
75008 Paris, France
011 33 (1) 40 76 10 10
Attention: Investor Relations
www.alcatel-lucent.com
     Alcatel Lucent is not incorporating the contents of the websites of the SEC, Alcatel Lucent, or any other person into this document. Alcatel Lucent is providing only the information about how you can obtain certain documents that are incorporated by reference into this prospectus at these websites for your convenience.
ABOUT THIS DOCUMENT
     This document, which forms part of a registration statement on Form F-3 filed with the SEC by Alcatel Lucent, constitutes a prospectus of Alcatel Lucent under Section 5 of the Securities Act with respect to the Alcatel Lucent ordinary shares underlying the Alcatel Lucent ADSs to be issued to warrantholders as provided for in the Warrant Agreement and the Warrant Conversion Agreement. You should rely only on the information contained or incorporated by reference in this prospectus. Alcatel Lucent has not authorized anyone to provide you with information that is different from what is contained in this prospectus.

Page
PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
DESCRIPTION OF WARRANTS
DESCRIPTION OF ALCATEL LUCENT AMERICAN DEPOSITARY SHARES
OFFER STATISTICS AND EXPECTED TIMETABLE
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
PLAN OF DISTRIBUTION
CAPITALIZATION AND INDEBTEDNESS OF ALCATEL LUCENT
THE OFFER AND THE LISTING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
1 2 10 11 12 16 17 17 17 17 18 23 23 24
EX-4.3: WARRANT CONVERSION AGREEMENT
EX-5.1: OPINION OF PASCAL DURAND-BARTHEZ
EX-23.1: CONSENT OF DELOITTE & ASSOCIES
EX-23.2: CONSENT OF PRICEWATERHOUSECOOPERS LLP

i

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by the detailed information incorporated by reference or contained elsewhere in this prospectus.
The Company
Alcatel Lucent
54, rue La Boétie
75008 Paris, France
011 33 (1) 40 76 10 10
Attention: Investor Relations
www.alcatel-lucent.com
     Alcatel Lucent provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel Lucent offers end-to-end solutions that enable communications services for residential, business and mobile customers. Alcatel Lucent has 88,000 employees and operations in more than 130 countries. The company has one of the most experienced global services teams and one of the largest R&D organizations in the telecommunications industry. The pro forma combined revenues of Alcatel Lucent were €21 billion ($25 billion) in 2005. Alcatel Lucent is headquartered in Paris, France.
     On November 30, 2006, pursuant to the merger agreement, a wholly owned subsidiary of Alcatel was merged with and into Lucent, with Lucent surviving the merger and continuing its existence as a wholly owned subsidiary of Alcatel. At the effective time of the merger, Alcatel was renamed “Alcatel Lucent.”
     Under the terms of the merger agreement, Alcatel Lucent has agreed to make available for issuance or delivery such number of Alcatel Lucent ordinary shares and Alcatel Lucent ADSs that may be required to satisfy Lucent’s obligations under the Warrant Agreement. Alcatel and Lucent entered into the Warrant Conversion Agreement with The Bank of New York pursuant to which Alcatel agreed to make Alcatel Lucent’s ordinary shares and ADSs available for issuance upon exercise of the warrants following effectiveness of the merger.
     The warrants were issued pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act. However, the Section 3(a)(10) exemption available in connection with the issuance of the warrants does not exempt the sale of Alcatel Lucent ADSs or the ordinary shares of Alcatel Lucent underlying the Alcatel Lucent ADSs upon exercise of the warrants. Alcatel Lucent is registering the ordinary shares underlying the Alcatel Lucent ADSs to be issued to holders of warrants upon exercise of the warrants. The Alcatel Lucent ADSs have been registered on a registration statement filed by Alcatel Lucent on Form F-6. Pursuant to the merger agreement, Alcatel Lucent is required to use its reasonable best efforts to cause this registration statement to remain effective until December 10, 2007, or, if earlier, until all warrants issued pursuant to the Warrant Agreement have been exercised.
The Offering

Alcatel Lucent ADSs Issuable	38,907,871
Exercise Price per Warrant	$2.75
Entitlement upon Exercise of Warrant	0.1952 of an Alcatel Lucent ADS, subject to antidilution adjustments, and a cash payment to be made in lieu of any fractional Alcatel Lucent ADS as described in “Description of Warrants.”
Length of Offer	Until December 10, 2007, unless all warrants are earlier exercised
Use of Proceeds	General corporate purposes

RISK FACTORS
     In addition to the other information included in this prospectus, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks relating to an investment in the securities of Alcatel Lucent. Additional risk factors relating to the business of Alcatel Lucent can be found in Alcatel’s annual report on Form 20-F for the fiscal year ended December 31, 2005, as amended, which is incorporated by reference into this prospectus, and in Lucent’s annual report on Form 10-K for the fiscal year ended September 30, 2005, which is incorporated by reference into this prospectus. You should also consider the other information in this prospectus and the other documents incorporated by reference into this prospectus. See “Where You Can Find More Information.”
     Alcatel Lucent may fail to realize the anticipated cost savings, revenue enhancements and other benefits expected from the merger.
     The merger involves the integration of Alcatel and Lucent, two companies that have previously operated independently. Alcatel and Lucent entered into the merger agreement with the expectation that, among other things, the merger would enable Alcatel Lucent to consolidate support functions, optimize its supply chain and procurement structure, leverage its research and development and services across a larger base, and reduce its worldwide workforce by approximately 10 percent, all of which are expected to create opportunities to achieve cost savings and revenue synergies and to achieve other synergistic benefits.
     Delays encountered by Alcatel Lucent in the transition process could have a material adverse effect on the revenues, expenses, operating results and financial condition of the combined company. Although Alcatel Lucent expects significant benefits to result from the merger, there can be no assurance that the company will actually realize these anticipated benefits.
     Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of Alcatel and Lucent and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that Alcatel Lucent will meet these challenges and that such diversion will not negatively affect the operations of the company.
     Uncertainties associated with the merger may cause a loss of employees and may otherwise materially adversely affect the future business and operations of Alcatel Lucent.
     Technological innovation is important to Alcatel Lucent’s success and depends, to a significant degree, on the work of technically skilled employees. Competition for the services of these types of employees is vigorous. Employees of Alcatel Lucent may experience uncertainty about their post-merger roles with the company. This may materially adversely affect the ability of Alcatel Lucent to attract and retain key management, sales, marketing, technical and other personnel. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Alcatel Lucent. Accordingly, no assurance can be given that Alcatel Lucent will be able to attract or retain key employees to the same extent that Alcatel and Lucent were able to attract or retain employees prior to the merger. If Alcatel Lucent is unable to attract and retain technically skilled employees, the competitive position of the company could be materially adversely affected.
     Alcatel Lucent operates in a highly competitive industry with many participants. Its failure to compete effectively will harm its business.
     Alcatel Lucent operates in a highly competitive environment in each of its businesses, competing on the basis of product offerings, technical capabilities, quality, service and pricing. Competition for new service providers and enterprise customers as well as for new infrastructure deployments is particularly intense and increasingly focused on price. Alcatel Lucent offers customers and prospective customers many benefits in addition to competitive pricing, including strong support and integrated services for quality, technologically-advanced products; however, in some situations, it may not be able to compete effectively if purchasing decisions are based solely on the lowest price.

     Alcatel Lucent has a number of competitors, some of which are very large, with substantial technological and financial resources and established relationships with global service providers. Some of these competitors have very low cost structures, support from governments in their home countries, or both. In addition, new competitors may enter the industry as a result of shifts in technology. These new competitors, as well as existing competitors, may include entrants from the telecommunications, computer software, computer services, data networking and semiconductor industries. Alcatel Lucent cannot assure you that it will be able to compete successfully with these companies. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that Alcatel Lucent cannot or will not match or offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to customers, prospective customers, employees and strategic partners.
     Technology drives Alcatel Lucent’s products and services. If it fails to keep pace with technological advances in the industry, or if it pursues technologies that do not become commercially accepted, customers may not buy its products or use its services.
     The telecommunications industry uses numerous and varied technologies and large service providers often invest in several and, sometimes, incompatible technologies. The industry also demands frequent and, at times, significant technology upgrades. Furthermore, enhancing Alcatel Lucent’s service revenues requires that it develop and maintain leading tools. Alcatel Lucent does not have the resources to invest in all of these existing and potential technologies. As a result, Alcatel Lucent concentrates its resources on those technologies that it believes have or will achieve substantial customer acceptance and in which Alcatel Lucent has appropriate technical expertise. However, existing products often have short product life cycles characterized by declining prices over their lives. In addition, Alcatel Lucent’s choices for developing technologies may prove incorrect if customers do not adopt the products that the company develops or if those technologies ultimately prove to be unviable. Alcatel Lucent’s revenues and operating results will depend to a significant extent on its ability to maintain a product portfolio and service capability that is attractive to its customers, to enhance its existing products, to continue to introduce new products successfully and on a timely basis and to develop new or enhance existing tools for its services offerings.
     A small number of Alcatel Lucent’s customers account for a substantial portion of its revenues, and most of its revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending of these service providers could significantly reduce the company’s revenues, profitability and cash flow.
     A few large telecommunications service providers account for a substantial portion of Alcatel Lucent’s revenues. In addition, the telecommunications industry has recently experienced substantial consolidation, as evidenced by the mergers of Sprint and Nextel, Cingular and AT&T Wireless, SBC Communications and AT&T, Verizon and MCI, and the pending merger of AT&T and BellSouth. As service providers increase in size, it is possible that an even greater portion of Alcatel Lucent’s revenues will be attributable to a smaller number of large service providers going forward. Alcatel Lucent may also lose business from customers for which Alcatel and Lucent were the two main suppliers, if these customers choose another supplier in order to avoid having Alcatel Lucent as their sole source for a product or service. In addition, Alcatel Lucent’s existing customers are typically not obligated to purchase a certain amount of products or services over any period of time from the company and may have the right to reduce, delay or even cancel previous orders. The company, therefore, will have difficulty projecting future revenues from existing customers with certainty. Although historically Alcatel Lucent’s customers have not made sudden supplier changes, the company’s customers could vary their purchases from period to period, sometimes significantly. Combined with its reliance on a small number of large customers, this could have an adverse effect on Alcatel Lucent’s revenues, profitability and cash flow. In addition, Alcatel Lucent’s concentration of business in the telecommunications service provider industry will make it extremely vulnerable to downturns or slowdowns in spending in that industry.
     The telecommunications industry fluctuates and is affected by many factors, including decisions by service providers regarding their deployment of technology and their timing of purchases, as well as demand and spending for communications services by businesses and consumers.

     After significant deterioration earlier this decade, the global telecommunications industry stabilized in 2004 and experienced modest growth in 2005 and 2006, as reflected in increased capital expenditures by service providers and growing demand for telecommunications services. Although Alcatel Lucent believes the overall industry will continue to grow, the rate of growth could vary geographically and across different technologies, and is subject to substantial fluctuations. The specific industry segments in which Alcatel Lucent participates may not experience the growth of other segments. In that case, its results of operations may be adversely affected.
     If capital investment by service providers grows at a slower pace than anticipated, revenues and profitability of Alcatel Lucent may be adversely affected. The level of demand by service providers can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results and cash flow remains difficult.
     In addition, Alcatel Lucent’s sales volume and product mix will affect its gross margin. Therefore, if reduced demand for Alcatel Lucent’s products results in lower than expected sales volume, or if Alcatel Lucent has an unfavorable product mix, it may not achieve the expected gross margin rate, resulting in lower than expected profitability. These factors may fluctuate from quarter to quarter.
     Alcatel Lucent has long-term sales agreements with a number of its large customers. Some of these agreements may prove unprofitable as the company’s costs and product mix shift over the lives of the agreements.
     Each of Alcatel and Lucent entered into long-term sales agreements with a number of its respective large customers and Alcatel Lucent expects that it will continue to do so in the future. Some of Alcatel Lucent’s existing sales agreements require the company to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require, the company to sell products and services that it would otherwise discontinue, thereby diverting its resources from developing more profitable or strategically important products. The costs incurred in fulfilling some of these sales agreements may vary substantially from the initial cost estimates of the company. Any cost overruns that cannot be passed on to customers could adversely affect the company’s results of operations.
     Lucent’s pension and postretirement benefit plans are large and have funding requirements that fluctuate based on the performance of the financial markets and the level of interest rates and may be affected by changes in legal requirements. These plans are also costly, and Alcatel Lucent’s efforts to fund or control those costs may be ineffective.
     Among other compensation and benefit programs, many former and current employees and retirees of Lucent in the United States participate in one or more of the following benefit plans:
•	management pension plan;

•	occupational pension plan;

•	postretirement health care benefit plan for former management employees; and/or

•	postretirement health care benefit plan for former represented employees.
     The performance of the financial markets, especially the equity markets, and the level of interest rates impact the funding obligations for these pension plans.
     Lucent’s U.S. pension plans meet the requirements of ERISA’s current funding rules, and Alcatel Lucent does not expect Lucent to make any contributions to the qualified U.S. pension plans through 2007. Alcatel Lucent is unable to provide an estimate of future funding requirements beyond fiscal 2007 for the pension plans. However, based on its actuarial projections, Alcatel Lucent believes that it is unlikely that any required contributions would have a material effect on its liquidity during fiscal 2008 through fiscal 2010.
     Recent legislative changes, in the form of the Pension Protection Act of 2006, or PPA, impact the funding requirements for Lucent’s U.S. pension plans. The PPA alters the manner in which liabilities and asset values are determined for the purpose of calculating required pension contributions and the timing and manner in which required contributions to under-funded pension plans would be made. These changes could significantly increase the funding requirements for Lucent’s U.S. management pension plan and reduce excess pension assets that could be available to fund retiree health care benefits. Accordingly, the amounts Alcatel Lucent might contribute to these benefit plans are subject to considerable uncertainty.
     Globally, the fair market value of assets held in Lucent’s pension trusts was approximately $35 billion as of September 30, 2006. Almost all of these assets are related to the U.S. pension plans.
     The PPA also provides for what is called a “collectively bargained” transfer under Section 420 of the Internal Revenue Code, or the Code, under which pension assets in excess of 120% of pension plan funding obligations would be available to fund health care costs for Lucent’s formerly represented retirees. Together with Lucent’s unions, Alcatel Lucent is pursuing additional changes to Section 420 as technical corrections, which would facilitate Lucent’s ability to provide a collectively bargained level of retiree health care benefits by using such excess pension assets. With the adoption of the technical corrections that Alcatel Lucent is proposing, Alcatel Lucent believes it is likely that almost all of the healthcare funding required for formerly represented retirees (assuming the present level and structure of benefits) could be addressed through Section 420 transfers based on current actuarial assumptions. However, no assurances can be given that Alcatel Lucent will be successful in its efforts to obtain these technical corrections. Lucent has amended its collective bargaining agreement to extend to June 30, 2007, the time period within which the additional changes Alcatel Lucent is seeking to the PPA must be obtained. If, by that date, the legislation imposes constraints that would significantly impair Lucent’s ability to fund retiree healthcare costs using excess pension assets, Lucent would have the ability, at its sole discretion beginning on January 1, 2008, to adjust the level of subsidy it provides for formerly represented retiree healthcare.
     As of the January 1, 2006 valuation date, there were approximately $2.8 billion of pension assets that would be eligible for “collectively bargained” transfers to fund retiree healthcare costs for Lucent’s formerly represented retirees. Under a conventional Section 420 transfer, pension assets in excess of 125% of pension plan obligations would be available for retiree healthcare funding; as of the same valuation date $2.2 billion would be available for such conventional transfers. Alcatel Lucent currently expects to make a “collectively bargained” transfer of up to $550 million in December 2006. This transfer will cover formerly represented retiree healthcare costs from October 2006 through December 2007, including $50 million in contributions to a Taft-Hartley trust for 2006 and 2007, as required by Lucent’s amended collective bargaining agreement.
     Lucent has also taken some steps, and Alcatel Lucent expects to take additional actions over time, to reduce the overall cost of Lucent’s retiree health care benefit plans and the share of these costs borne by the combined company, consistent with legal requirements and Lucent’s collective bargaining obligations. However, the rate of cost increases may exceed its actions to reduce these costs. In addition, the reduction or elimination of retiree health care benefits has led to lawsuits against Lucent. Any other initiatives that either Lucent or Alcatel Lucent undertake to control or reduce costs may lead to additional claims against them.
     Many of Alcatel Lucent’s current and planned products are highly complex and may contain defects or errors that are detected only after deployment in telecommunications networks. If that occurs, the reputation of Alcatel Lucent may be harmed.
     Alcatel Lucent’s products are highly complex, and there is no assurance that Alcatel Lucent’s extensive product development, manufacturing and integration testing is adequate to detect all defects, errors, failures and quality issues that could affect customer satisfaction or result in claims against Alcatel Lucent. As a result, the company might have to replace certain components and/or provide remediation in response to the discovery of defects in products that are shipped.
     Most of these occurrences can be rectified without incident, as has generally been the case for each of Alcatel and Lucent historically. However, the occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of Alcatel Lucent’s resources, legal actions by customers or customers’ end users and other losses to the company or to its customers or end users. These occurrences could also result in the loss of or delay in market acceptance of the company’s products and loss of sales, which would harm Alcatel Lucent’s business and adversely affect its revenues and profitability.

     Rapid changes to existing regulations or technical standards or the implementation of new ones for products and services not previously regulated could be disruptive, time-consuming and costly to Alcatel Lucent.
     Alcatel Lucent develops many of its products and services based on existing regulations and technical standards, its interpretation of unfinished technical standards or the lack of such regulations and standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect the company’s development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline.
     Alcatel Lucent is involved in lawsuits, which, if determined against it, could require the company to pay substantial damages.
     Alcatel Lucent is a defendant in various lawsuits. These lawsuits against Alcatel Lucent include such matters as commercial disputes, claims regarding intellectual property, product discontinuance, asbestos claims, labor, employment and benefit claims, shareholders’ litigation and others. Alcatel Lucent cannot predict the extent to which any of the pending or future actions will be resolved in favor of Alcatel Lucent, or whether significant monetary judgments will be rendered against Alcatel Lucent. Any material losses resulting from these claims could adversely affect the company’s profitability and cash flow.
     If Alcatel Lucent fails to protect its intellectual property rights, its business and prospects may be harmed.
     Intellectual property rights, such as patents, are vital to the business of Alcatel Lucent and developing new products and technologies that are unique is critical to Alcatel Lucent’s success. Alcatel Lucent has numerous U.S. and foreign patents and numerous pending patents. However, Alcatel Lucent cannot predict whether any patents, issued or pending, will provide the company with any competitive advantage or whether such patents will be challenged by third parties. Moreover, competitors of Alcatel Lucent may already have applied for patents that, once issued, could prevail over Alcatel Lucent’s patent rights or otherwise limit its ability to sell its products. The competitors of Alcatel Lucent also may attempt to design around the patents of Alcatel Lucent or copy or otherwise obtain and use the proprietary technology of Alcatel Lucent. In addition, patent applications currently pending may not be granted. If Alcatel Lucent does not receive the patents that it seeks or if other problems arise with Alcatel Lucent’s intellectual property, its competitiveness could be significantly impaired, which would limit Alcatel Lucent’s future revenues and harm its prospects.
     Alcatel Lucent will be subject to intellectual property litigation and infringement claims, which could cause it to incur significant expenses or prevent it from selling certain products.
     From time to time, Alcatel Lucent receives notices or claims from third parties of potential infringement in connection with products or services. Alcatel Lucent also may receive such notices or claims when attempting to license its intellectual property to others. Intellectual property litigation can be costly and time-consuming and can divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. A successful claim by a third party of patent or other intellectual property infringement by Alcatel Lucent could compel it to enter into costly royalty or license agreements or force it to pay significant damages and could even require it to stop selling certain products. Further, if one of Alcatel Lucent’s important patents or other intellectual property rights is invalidated, it may suffer losses of licensing revenues and be prevented from attempting to block others, including competitors, from using the related technology.
     Alcatel Lucent will be subject to environmental, health and safety laws that restrict its operations.
     Alcatel Lucent’s operations will be subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal and clean-up of, and human exposure to, hazardous substances. In the United States, these laws often require parties to fund remedial action regardless of fault. Although Alcatel Lucent believes its reserves are adequate to cover its environmental liabilities, factors such as the discovery of additional contaminants, the extent of required remediation and the imposition of additional cleanup obligations could cause

Alcatel Lucent’s capital expenditures and other expenses relating to remediation activities to exceed the amount reflected in Alcatel Lucent’s environmental reserves and adversely affect its results of operations and cash flows. Compliance with existing or future environmental, health and safety laws could subject Alcatel Lucent to future liabilities, cause the suspension of production, restrict Alcatel Lucent’s ability to utilize facilities or require it to acquire costly pollution control equipment or incur other significant expenses.
     The business of Alcatel Lucent will require a significant amount of cash, and Alcatel Lucent may require additional sources of funds if its sources of liquidity are unavailable or insufficient to fund its operations.
     The working capital requirements and cash flows of Alcatel and Lucent have historically been, and the working capital requirements and cash flows of Alcatel Lucent are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If Alcatel Lucent is unable to manage fluctuations in cash flow, its business, operating results and financial condition may be materially adversely affected. Factors which could lead Alcatel Lucent to suffer cash flow fluctuations include:
•	the level of sales;

•	the collection of receivables;

•	the timing and size of capital expenditures;

•	costs associated with potential restructuring actions; and

•	customer financing obligations.
     In order to finance its business, Alcatel Lucent expects to use available cash and investments and to have access to a syndicated credit facility allowing for the drawdown of significant levels of debt if required. However, Alcatel Lucent expects that its ability to draw on this facility will be conditioned upon its compliance with financial covenants. There can be no assurance that Alcatel Lucent will be in compliance with the financial covenants required by its lenders at all times in the future.
     Alcatel Lucent may need to secure additional sources of funding if the syndicated credit facility and borrowings are not available or are insufficient to finance its business. Alcatel Lucent cannot provide any assurance that such funding will be available on satisfactory terms. If Alcatel Lucent were to incur high levels of debt, this would require a larger portion of its operating cash flow to be used to pay principal and interest on its indebtedness. The increased use of cash to pay indebtedness could leave Alcatel Lucent with insufficient funds to finance its operating activities, such as research and development expenses and capital expenditures, which could have a material adverse effect on the combined company’s business.
     Alcatel Lucent’s expected short-term debt rating will allow it limited access to the commercial paper market, although the commercial paper market may not be available to Alcatel Lucent on acceptable terms and conditions. Alcatel Lucent’s ability to have access to the capital markets and its financing costs will be, in part, dependent on Standard & Poor’s, Moody’s or similar agencies’ ratings with respect to its debt and corporate credit and their outlook with respect to Alcatel Lucent’s business. Alcatel Lucent’s expected short-term and long-term credit ratings, as well as any possible future lowering of its ratings, may result in higher financing costs and reduced access to the capital markets. Alcatel Lucent cannot provide any assurance that its credit ratings will be sufficient to give it access to the capital markets on acceptable terms, or that once obtained, such credit ratings will not be reduced by Standard & Poor’s, Moody’s or similar rating agencies.
     Credit and commercial risks and exposures could increase if the financial condition of Alcatel Lucent’s customers declines.
     A substantial portion of Alcatel Lucent’s sales are to customers in the telecommunications industry. These customers may require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. Alcatel Lucent expects to provide or commit to financing where appropriate for the business of the combined company. Alcatel Lucent’s ability to arrange or provide financing for its customers will depend on a number of factors, including its credit rating, its level of available credit, and its ability to sell off commitments on acceptable terms.
     More generally, Alcatel Lucent expects that it will routinely enter into long-term contracts involving significant amounts to be paid by its customers over time. Pursuant to these contracts, Alcatel Lucent may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.
     As a result of the financing that may be provided to customers and Alcatel Lucent’s commercial risk exposure under long-term contracts, Alcatel Lucent’s business could be adversely affected if the financial condition of its customers erodes. Over the past few years, certain customers of Alcatel and Lucent have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. Upon the financial failure of a customer, Alcatel Lucent may experience losses on credit extended and loans made to such customer, losses relating to its commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to Alcatel Lucent, it may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact its results of operations and financial position.
     Alcatel Lucent has significant international operations and a significant amount of the combined company’s sales are made in emerging markets and regions.
     In addition to the currency risks described elsewhere in this section, Alcatel Lucent’s international operations will be subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where it has operations or does business.
     Alcatel Lucent expects to continue to focus on expanding business in emerging markets in Asia, Africa and Latin America. In many of these emerging markets, Alcatel Lucent may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect Alcatel Lucent’s ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency.
     Alcatel Lucent will be required to move products from one country to another and will provide services in one country from a base in another. Accordingly, it will be vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on its financial condition and operating results.
     Alcatel Lucent’s financial condition and results of operations may be harmed if it does not successfully reduce market risks through the use of derivative financial instruments.
     Since Alcatel Lucent will conduct operations throughout the world, a substantial portion of its assets, liabilities, revenues and expenses will be denominated in various currencies other than the euro and the U.S. dollar. Because Alcatel Lucent’s financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could have a material impact on the company’s reported results. Alcatel Lucent will also experience other market risks, including changes in interest rates and in prices of marketable equity securities that it owns. Alcatel Lucent may use derivative financial instruments to reduce certain of these risks. If Alcatel Lucent’s strategies to reduce market risks are not successful, its financial condition and operating results may be harmed.
     Alcatel Lucent will be involved in several significant joint ventures and will be exposed to problems inherent to companies under joint management.
     Alcatel Lucent is involved in several significant joint venture companies. The related joint venture agreements may require unanimous consent or the affirmative vote of a qualified majority of the shareholders to take certain actions, thereby possibly slowing down the decision-making process.

     An impairment of goodwill or other intangible assets would adversely affect Alcatel Lucent’s financial condition or results of operations.
     Alcatel Lucent has a significant amount of intangible assets including goodwill and other acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of September 30, 2006. As a result of the merger, a significant amount of additional goodwill and other acquired intangible assets will be recorded as a result of the purchase price allocation.
     Goodwill is not amortized but is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may be not be recoverable.
     Historically, both Alcatel and Lucent have recognized significant impairment charges due to various reasons, including some of those noted above as well as potential restructuring actions or adverse market conditions that are either specific to the telecommunications industry or general in nature. As result, additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on Alcatel Lucent’s results of operations or financial condition. In addition, the purchase price in the merger measured under generally accepted accounting principles in the United States, or U.S. GAAP, will be determined using the market price of Alcatel ADSs as of the announcement date of the proposed merger. The purchase price under International Financial Reporting Standards, or IFRS, however, will be determined using the market price of Alcatel ADSs as of the closing date of the merger. The market prices of both Lucent common stock and Alcatel ADSs declined between the announcement date and the closing date of the merger. As a result, Alcatel Lucent may record a significantly higher amount of goodwill under U.S. GAAP than IFRS. This additional goodwill may not be realizable under U.S. GAAP, which could lead to potential impairment charges.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     This prospectus, documents incorporated by reference into this prospectus and other documents Alcatel Lucent files with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about Alcatel Lucent, its future performance, the industries in which it operates, the company’s beliefs and its management’s assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by Alcatel Lucent or on its behalf. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, Alcatel Lucent does not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions or otherwise.

DESCRIPTION OF WARRANTS
     Pursuant to the terms of the settlement of In re Lucent Technologies Inc. Securities Litigation, Case No. 00-CV-621 (JAP), Lucent issued 200,000,000 warrants to purchase its common stock, beginning on December 10, 2004. The settlement was approved by the U.S. District Court for the District of New Jersey, and the warrants were issued to approved members of the class of plaintiffs and plaintiffs’ co-lead counsel as part of the settlement consideration. On November 30, 2006, in connection with the merger, Lucent filed a certification and notice of termination on Form 15 with respect to the Lucent common stock, requesting that the Lucent common stock be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and requested that the NYSE file a notification of removal from listing on Form 25 with respect to the Lucent common stock. At the effective time of the merger, approximately 199,323,110 warrants remained outstanding. In connection with the merger, Alcatel Lucent has entered into the Warrant Conversion Agreement with The Bank of New York to make Alcatel Lucent ADSs available for issuance upon exercise of the warrants.
     The warrants were issued pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act. However, the Section 3(a)(10) exemption available in connection with the issuance of the warrants does not exempt the sale of Alcatel Lucent ADSs or the ordinary shares of Alcatel Lucent underlying the Alcatel Lucent ADSs upon exercise of the warrants. Alcatel Lucent is registering the ordinary shares underlying the Alcatel Lucent ADSs to be issued to holders of warrants upon exercise of the warrants. The Alcatel Lucent ADSs have been registered on a registration statement filed by Alcatel Lucent on Form F-6.
     A complete description of the terms of the warrants is set forth in the Warrant Agreement, the form of certificate for the warrants, and the Warrant Conversion Agreement. The Warrant Agreement and the form of certificate for the warrants are attached as Exhibit 4.1 to the registration statement of which this prospectus forms a part, the Warrant Conversion Agreement is attached as Exhibit 4.2 thereto, and each of the Warrant Agreement, the form of certificate for the warrants, and the Warrant Conversion Agreement is incorporated by reference herein. The following description of the warrants does not purport to be complete and is qualified in its entirety by reference to such exhibits. Each holder of a warrant has the right, which may be exercised on any business day until 5:00 p.m. on December 10, 2007, to purchase from Alcatel Lucent the number of Alcatel Lucent ADSs which the holder may at the time be entitled to receive upon payment of the exercise price then in effect for such warrant. Each warrant entitles the holder thereof to purchase 0.1952 of an Alcatel Lucent ADS at an exercise price of $2.75 per share, subject to antidilution adjustments, with a cash payment to be made in lieu of any fractional Alcatel Lucent ADS that the warrantholder would otherwise be entitled to receive, as described in the following paragraph.
     Fractional Alcatel Lucent ADSs will not be issued upon the exercise of warrants. Instead, each warrantholder who would otherwise be entitled to receive a fractional Alcatel Lucent ADS will be entitled to receive a cash payment representing such holder’s proportionate interest, if any, in the proceeds from the sale by The Bank of New York, as exchange agent, in one or more transactions at then-prevailing prices on the NYSE, of the aggregate of fractional Alcatel Lucent ADSs to which such warrantholder would otherwise be entitled. Any expenses associated with the sale of the aggregation of all such fractional Alcatel Lucent ADSs by the exchange agent shall be paid by Alcatel Lucent.
     The Warrant Conversion Agreement provides that antidilution adjustments to the exercise price of the warrants shall be made in the event that (1) any dividend payable in stock or other distribution is made on the Alcatel Lucent ordinary shares, other than a distribution made solely in cash, (2) any subdivision or reclassification is made to expand the number of Alcatel Lucent ordinary shares, or (3) any combination or reclassification is made to decrease the number of Alcatel Lucent shares. No adjustment to the exercise price will be made if such adjustment would result in a change of less than $0.10 in the exercise price; provided, however, that such adjustment will be carried forward and taken into account at the time of any subsequent adjustment of the exercise price of the warrants. Upon adjustment of the exercise price, each warrant shall entitle the holder to purchase a proportionally greater number of Alcatel Lucent ADSs.
     Prior to the exercise of any warrant, holders of warrants are not entitled to any rights of a shareholder of Alcatel Lucent, including, without limitation, the right to vote or to receive dividends or other distributions. Furthermore, the holders of warrants are not entitled to receive any notice of any proceedings of Alcatel Lucent except in certain limited circumstances set forth in the Warrant Agreement.

DESCRIPTION OF ALCATEL LUCENT AMERICAN DEPOSITARY SHARES
General
     The following is a summary of certain provisions of the deposit agreement for the Alcatel Lucent ADSs and is qualified in its entirety by reference to the deposit agreement among Alcatel Lucent, The Bank of New York, as depositary, and the holders from time to time of Alcatel Lucent ADSs and the form of American Depositary Receipt itself, copies of which are attached hereto as Exhibit 4.4. Additional copies of the deposit agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York, New York 10286, and at the principal office of the custodian, Société Générale, located at 32, rue du Champ de Tir, 44312 Nantes, France.
     American depositary receipts. Each Alcatel Lucent ADS represents one Alcatel Lucent ordinary share. An American Depositary Receipt, or ADR, may evidence any whole number of Alcatel Lucent ADSs. The Alcatel Lucent ordinary shares underlying the Alcatel Lucent ADSs will be deposited with the custodian or any successor custodian, under the terms of the deposit agreement. Under French law and Alcatel Lucent’s articles of association and bylaws (statuts), shareholders must disclose the amount of their shareholding in certain circumstances.
     Deposit and withdrawal of ordinary shares. As used in this discussion, “deposited securities” means the Alcatel Lucent ordinary shares deposited under the deposit agreement and all other securities, property and cash received by The Bank of New York or the custodian in respect or in lieu of the Alcatel Lucent ordinary shares.
     If Alcatel Lucent ordinary shares are deposited with the custodian, or at The Bank of New York’s principal office for forwarding to the custodian, The Bank of New York will issue ADRs representing a whole number of Alcatel Lucent ADSs. Such Alcatel Lucent ADSs may be in certificated or uncertificated form. Upon the payment of required taxes, charges and fees and the receipt of all required certifications, The Bank of New York will register the Alcatel Lucent ADSs in the name of the person or persons specified by the depositor of the Alcatel Lucent ordinary shares. No Alcatel Lucent ordinary shares will be accepted for deposit unless accompanied by evidence satisfactory to The Bank of New York that any necessary approval has been granted by (1) the French governmental agency, if any, that regulates currency exchange and (2) the French governmental authority, if any, that regulates foreign ownership of French companies. Alcatel Lucent will not, and will not permit any of its subsidiaries to, deposit Alcatel Lucent ordinary shares for which any necessary approval has not been granted.
     Upon surrender of Alcatel Lucent ADSs at The Bank of New York’s principal office, and upon payment of the fees provided for in the deposit agreement, the Alcatel Lucent ADS holder is entitled to the whole number of deposited Alcatel Lucent ordinary shares that underlie the Alcatel Lucent ADSs evidenced by the surrendered ADRs. The Bank of New York will deliver the underlying deposited Alcatel Lucent ordinary shares to an account designated by the ADS holder, or, in the case of uncertificated Alcatel Lucent ADSs, The Bank of New York will deliver a statement confirming that the ADS holder is the owner of the same number of uncertificated Alcatel Lucent ADSs that the surrendered ADR evidenced. At the ADS holder’s request, risk and expense, The Bank of New York will deliver at its principal office certificates or other documents of title for the deposited securities, as well as any other property represented by the Alcatel Lucent ADSs.
     Pre-release of Alcatel Lucent ADSs. The Bank of New York may, unless Alcatel Lucent instructs it not to, issue Alcatel Lucent ADSs prior to the receipt of Alcatel Lucent ordinary shares. This is called a “pre-release.” In addition, The Bank of New York may also deliver Alcatel Lucent ordinary shares upon surrender of Alcatel Lucent ADSs, even if the Alcatel Lucent ADSs were issued as a pre-release for which Alcatel Lucent ordinary shares have not been received. In addition, The Bank of New York may receive Alcatel Lucent ADSs in lieu of Alcatel Lucent ordinary shares in satisfaction of a pre-release. Before or at the time of such a transaction, the person to whom Alcatel Lucent ADSs or Alcatel Lucent ordinary shares are delivered must represent that it or its customer:
•	owns the Alcatel Lucent ordinary shares or Alcatel Lucent ADSs to be delivered to The Bank of New York;

•	assigns to The Bank of New York in trust all rights to such ordinary shares or ADSs; and

•	will not take any action inconsistent with the transfer of ownership of such Alcatel Lucent ordinary shares or Alcatel Lucent ADSs.

In addition, each transaction must be:

•	fully collateralized (marked to market daily) with cash, U.S. government securities or other collateral of comparable safety and liquidity;

•	terminable by The Bank of New York on not more than five business days’ notice; and

•	subject to further indemnities and credit regulations as The Bank of New York deems appropriate.
     The Bank of New York will generally limit the number of Alcatel Lucent ordinary shares represented by pre-release Alcatel Lucent ADSs to 30% of the Alcatel Lucent ordinary shares on deposit with the custodian under the deposit agreement.
Dividends, Other Distributions and Rights
     The Bank of New York is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited Alcatel Lucent ordinary shares.
     Amounts distributed to Alcatel Lucent ADS holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Bank of New York will then distribute the balance of the cash and/or property to the Alcatel Lucent ADS holders entitled to the distribution, in proportion to their holdings.
     Cash dividends and cash distributions. The Bank of New York will convert into dollars all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and will transfer, as promptly as practicable, the resulting dollars to the United States. The Bank of New York will distribute to the ADS holder the amount it receives, after deducting any currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the Alcatel Lucent ADS holders entitled to receive it.
     Distributions of ordinary shares. If Alcatel Lucent distributes Alcatel Lucent ordinary shares as a dividend or free distribution, The Bank of New York may, with Alcatel Lucent’s approval, and will, at Alcatel Lucent’s request, distribute to ADS holders new Alcatel Lucent ADSs representing the Alcatel Lucent ordinary shares. The Bank of New York will distribute only whole Alcatel Lucent ADSs. It will sell the Alcatel Lucent ordinary shares that would have required it to use fractional ADSs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the Alcatel Lucent ordinary shares but does not distribute additional Alcatel Lucent ADSs, the existing Alcatel Lucent ADSs will also represent the new Alcatel Lucent ordinary shares.
     If holders of Alcatel Lucent ordinary shares have the option of receiving a dividend in cash or in Alcatel Lucent ordinary shares, Alcatel Lucent may also grant that option to ADS holders.
     Other distributions. If The Bank of New York or the custodian receives a distribution of anything other than cash or Alcatel Lucent ordinary shares, The Bank of New York will distribute the property or securities to the ADS holder, in proportion to such holder’s holdings. If The Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with Alcatel Lucent, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders.

     Rights to subscribe for additional Alcatel Lucent ordinary shares and other rights. If Alcatel Lucent offers holders of its ordinary shares any rights to subscribe for additional Alcatel Lucent ordinary shares or any other rights, The Bank of New York will, if requested by Alcatel Lucent:
•	make the rights available to all or certain holders of Alcatel Lucent ADSs, by means of warrants or otherwise, if lawful and feasible; or

•	if it is not lawful or feasible to make the rights available, attempt to sell those rights or warrants or other instruments.
     In that case, The Bank of New York will allocate the net proceeds of the sales to the account of the Alcatel Lucent ADS holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.
     If registration under the Securities Act is required in order to offer or sell to the Alcatel Lucent ADS holders the securities represented by any rights, The Bank of New York will not make the rights available to Alcatel Lucent ADS holders unless a registration statement is in effect or such securities are exempt from registration. Alcatel Lucent does not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to Alcatel Lucent ADS holders and cannot dispose of the rights and make the net proceeds available to Alcatel Lucent ADS holders, then it will allow the rights to lapse, and the Alcatel Lucent ADS holders will not receive any value for them.
     Record dates. The Bank of New York will fix a record date any time:
•	a dividend or distribution is to be made;

•	rights are issued; or

•	The Bank of New York receives notice of any meeting of holders of ordinary shares or other securities represented by the Alcatel Lucent ADSs.
     The persons who are Alcatel Lucent ADS holders on the record date will be entitled to receive the dividend, distribution or rights, or to exercise the right to vote.
     Notices and reports. When Alcatel Lucent gives notice, by publication or otherwise, of a shareholders’ meeting or of the taking of any action regarding any dividend, distribution or offering of any rights, Alcatel Lucent will also transmit to the custodian a copy of the notice, in the form given or to be given to holders of deposited securities. The Bank of New York will arrange for the mailing to Alcatel Lucent ADS holders of copies of those notices in English, as well as other reports and communications that are received by the custodian as the holder of deposited securities.
     Voting of the underlying Alcatel Lucent ordinary shares. Under the deposit agreement, an Alcatel Lucent ADS holder is entitled, subject to any applicable provisions of French law, Alcatel Lucent’s articles of association and bylaws (statuts) and the deposited securities, to exercise voting rights pertaining to the ordinary shares represented by its Alcatel Lucent ADSs. The Bank of New York will send to Alcatel Lucent ADS holders English-language summaries of any materials or documents provided by Alcatel Lucent for the purpose of exercising voting rights. The Bank of New York will also send to Alcatel Lucent ADS holders directions as to how to give it voting instructions, as well as a statement as to how the underlying Alcatel Lucent ordinary shares will be voted if it receives blank or improperly completed voting instructions.
     The voting rights per holder of Alcatel Lucent ADSs cannot exceed 8% of the total number of voting rights present or represented at a meeting of shareholders (16% if double voting rights apply). Alcatel Lucent ADSs will represent Alcatel Lucent ordinary shares in bearer form unless the ADR holder notifies The Bank of New York that it would like the ordinary shares to be held in registered form.

     If The Bank of New York receives properly completed voting instructions, on or before the date specified, it will either vote the deposited securities in accordance with the instructions or forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavor, insofar as practicable and permitted under applicable provisions of French law, Alcatel Lucent’s articles of association and bylaws (statuts) and the deposited securities, to vote, or cause to be voted, the deposited securities in accordance with any nondiscretionary instructions. The Bank of New York will only vote Alcatel Lucent ordinary shares or other securities that the Alcatel Lucent ADSs represent in accordance with the Alcatel Lucent ADS holder’s instructions. If it receives a blank proxy or improperly completed voting instructions, it will vote in accordance with a default position that will be stated in the proxy materials.
     Inspection of transfer books. The Bank of New York will keep books at its principal office in New York City for the registration and transfer of Alcatel Lucent ADSs. Those books are open for inspection by Alcatel Lucent ADS holders at all reasonable times, except that inspection is not permitted for purposes of communicating with holders of Alcatel Lucent ADSs on matters that are not related to Alcatel Lucent’s business, the deposit agreement or the Alcatel Lucent ADSs.
     Changes affecting deposited securities. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, merger or consolidation or sale of assets involving Alcatel Lucent, then any securities that The Bank of New York receives in respect of deposited securities will become new deposited securities. Each Alcatel Lucent ADS will automatically represent its share of the new deposited securities, unless The Bank of New York delivers new Alcatel Lucent ADSs as described in the following sentence. The Bank of New York may, with Alcatel Lucent’s approval, and will, at Alcatel Lucent’s request, distribute new Alcatel Lucent ADSs or ask Alcatel Lucent ADS holders to surrender their outstanding Alcatel Lucent ADSs in exchange for new Alcatel Lucent ADSs describing the new deposited securities.
     Charges of The Bank of New York. The Bank of New York will charge Alcatel Lucent ADS holders the following fees and expenses:
•	fees for the registration of Alcatel Lucent ADSs, the transfer, splitting-up or combination of Alcatel Lucent ADSs, and the delivery of dividends, distributions or rights;

•	taxes and other governmental charges;

•	cable, telex, facsimile transmission and delivery expenses;

•	expenses of conversions of foreign currency into U.S. dollars;

•	costs incurred in connection with recovering excess tax initially withheld or deducted with respect to any cash distributions in respect of the Alcatel Lucent ADSs or obtaining a reduced withholding tax rate in respect of those distributions; and

•	a fee of U.S. $5.00 (or less) per each 100 Alcatel Lucent ADSs (or portion thereof) for the execution and delivery of Alcatel Lucent ADSs and for the surrender of Alcatel Lucent ADSs and withdrawal of deposited securities.
     Amendment of the deposit agreement. The Bank of New York and Alcatel Lucent may agree to amend the form of the Alcatel Lucent ADSs and the deposit agreement at any time, without the consent of the Alcatel Lucent ADS holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of Alcatel Lucent ADS holders, it will not take effect as to outstanding Alcatel Lucent ADSs until three months after The Bank of New York has sent the Alcatel Lucent ADS holders a notice of the amendment. At the expiration of that three-month period, each Alcatel Lucent ADS holder will be considered by continuing to hold its Alcatel Lucent ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. The Bank of New York and Alcatel Lucent may not amend the deposit agreement or the form of Alcatel Lucent ADSs to impair the Alcatel Lucent ADS holder’s right to surrender its Alcatel Lucent ADSs and receive the Alcatel Lucent ordinary shares and any other property represented by the Alcatel Lucent ADSs, except to comply with mandatory provisions of applicable law.

     Termination of the deposit agreement. The Bank of New York will terminate the deposit agreement if Alcatel Lucent asks it to do so and will notify the Alcatel Lucent ADS holders at least 30 days before the date of termination. The Bank of New York may likewise terminate the deposit agreement if it resigns and a successor depositary has not been appointed by Alcatel Lucent and accepted its appointment within 90 days after The Bank of New York has given Alcatel Lucent notice of its resignation. After termination of the deposit agreement, The Bank of New York will no longer register transfers of Alcatel Lucent ADSs, distribute dividends to the Alcatel Lucent ADS holders, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that The Bank of New York will continue to:
•	collect dividends and other distributions pertaining to deposited securities;

•	sell rights as described under the heading “— Dividends, other distributions and rights — Rights to subscribe for additional Alcatel Lucent ordinary shares and other rights” above; and

•	deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered Alcatel Lucent ADSs.
     One year after termination, The Bank of New York may sell the deposited securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of Alcatel Lucent ADS holders that have not surrendered their Alcatel Lucent ADSs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.
     Transfer of Alcatel Lucent ADSs. Alcatel Lucent ADSs are transferable upon surrender by the ADS holder, if the ADSs are properly endorsed and accompanied by the proper instruments of transfer. The Bank of New York will execute and deliver a new Alcatel Lucent ADS to the person entitled to it. The Bank of New York may not suspend the surrender of Alcatel Lucent ADSs and withdrawal of deposited securities, except for:
•	temporary delays caused by the closing of transfer books maintained by The Bank of New York, Alcatel Lucent or its transfer agent or registrar;

•	temporary delays caused by the deposit of ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with laws or governmental regulations relating to the Alcatel Lucent ADSs or to the withdrawal of deposited securities.
     The Bank of New York may refuse to deliver Alcatel Lucent ADSs or to register transfers of Alcatel Lucent ADSs when the transfer books maintained by The Bank of New York or Alcatel Lucent’s transfer agent or registrar are closed, or at any time that The Bank of New York or Alcatel Lucent thinks it is advisable to do so.
     Governing Law. The deposit agreement and the Alcatel Lucent ADSs are governed by the laws of the State of New York.
OFFER STATISTICS AND EXPECTED TIMETABLE
     As of the date of this prospectus, there are 199,323,110 warrants outstanding. Each warrant entitles the holder thereof to purchase 0.1952 of an Alcatel Lucent ADS at an exercise price of $2.75 per share, subject to antidilution adjustments, with a cash payment to be made in lieu of any fractional Alcatel Lucent ADS that the warrantholder would otherwise be entitled to receive. Thus, a maximum of 38,907,871 Alcatel Lucent ADSs will be issued upon exercise of the warrants, without giving effect to future antidilution adjustments. The method and time limits for payments and delivery of the Alcatel Lucent ADSs will be on such terms as provided by broker-dealers, who may act as agents or principals, or will be determined in negotiated transactions. Alcatel Lucent shall use its reasonable best efforts to cause this registration statement to remain effective until December 10, 2007, or, if earlier, until all warrants issued pursuant to the Warrant Agreement have been exercised.
     Without giving effect to future antidilution adjustments, the exercise price of the warrants will be greater than the market price of the Alcatel Lucent ADSs received upon exercise unless the market price of an Alcatel Lucent ADS is $14.09. Alcatel Lucent strongly urges you to contact your broker for a current quotation prior to the exercise of your warrants.
USE OF PROCEEDS
     Alcatel Lucent will receive proceeds from the exercise of the warrants but not from the sale of the underlying Alcatel Lucent ADSs. Assuming all the warrants are exercised, Alcatel will receive gross proceeds of $548,211,903, which will be used for general corporate purposes. Each warrant will entitle the holder to purchase 0.1952 of an Alcatel Lucent ADS, provided that a cash payment will be made in lieu of any fractional Alcatel Lucent ADS that the warrantholder would otherwise be entitled to receive.
DETERMINATION OF OFFERING PRICE
     The exercise price of the warrants of $2.75 per share of common stock of Lucent was determined by negotiation between Lucent and counsel for the plaintiffs as part of the terms of the Stipulation and Agreement of Settlement. As a result of the merger and pursuant to the terms of the Warrant Conversion Agreement, each warrant will entitle the holders to purchase 0.1952 of an Alcatel Lucent ADS, subject to antidilution adjustments, with a cash payment to be made in lieu of any fractional Alcatel Lucent ADS that the warrantholder would otherwise be entitled to receive.
PLAN OF DISTRIBUTION
     This prospectus covers the offer and sale of Alcatel Lucent ordinary shares underlying the Alcatel Lucent ADSs to be issued by Alcatel Lucent to the holders of warrants upon exercise of the warrants. This prospectus does not cover resales of the Alcatel Lucent ADSs received by the holders of warrants upon exercise of the warrants. No underwriter is being utilized in connection with this offering or with the exercise of the warrants. Alcatel Lucent will issue the Alcatel Lucent ADSs directly to the holders of the warrants, upon exercise of the warrants, from time to time after the date of this prospectus.
CAPITALIZATION AND INDEBTEDNESS OF ALCATEL LUCENT
     The following tables set forth the pro forma unaudited consolidated capitalization and indebtedness of Alcatel Lucent combined entities, as derived from Alcatel’s unaudited consolidated financial statements under IFRS, as of September 30, 2006 and Lucent’s consolidated financial statements under U.S. GAAP as of September 30, 2006.

September 30, 2006
(IFRS)
(unaudited)
(in millions of euros)
Short-term debt and current portion of long-term debt	1,539
guaranteed	61
secured	7
unguaranteed/ unsecured	1,471
Convertible and other bonds — long-term portion and other long-term debt	5,645
guaranteed	13
secured	4
unguaranteed/ unsecured	5,628
Financial debt, gross(A)	7,184
Capital stock (€2 nominal value: 2,306,208,292 ordinary shares issued)	4,612

September 30, 2006
(IFRS)
(unaudited)
(in millions of euros)
Additional paid-in capital	15,044
Less treasury stock at cost	(1,565)
Retained earnings, fair value and other reserves	(3,170)
Cumulative translation adjustments	(27)
Shareholders’ equity — attributable to the equity holders of the parent	14,894
Minority interests	507
Total shareholders’ equity(B)	15,401

TOTAL(A) + (B)	22,585
Lucent’s convertible bonds under IFRS
     International Accounting Standard 32, or IAS 32, requires that the issuer of a bond convertible into ordinary shares determine the carrying amount of the liability component of the bond by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is the determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. Because the features of Lucent’s convertible debt are complex, Alcatel Lucent is still performing certain analyses regarding the valuation parameters that will be eventually used when finalizing the purchase price allocation to be made in connection with the merger. Also, the carrying amounts to be allocated to the debt and the equity components of Lucent’s convertible debt securities will depend on the market-quoted values of such securities as of the closing of the merger. The final allocation will be determined as of the effective date of the merger, and could significantly differ from the current estimates reflected in the pro forma unaudited consolidated capitalization and indebtedness table set forth above.
     The accounting policy set forth in IAS 32 and described above could also change as a result of new interpretations that may be issued by the International Financial Reporting Interpretations Committee or the International Accounting Standards Board, as substantially similar matters have recently been discussed by those entities.
     The amounts reported in the pro forma unaudited consolidated capitalization and indebtedness table set forth above concerning Lucent’s convertible debt securities have been adjusted for an amount of €259 million (decrease) to conform with the IFRS split accounting rules described above. The definitive amount that will be accounted for in the opening balance sheet of Lucent could differ materially from this first evaluation.
THE OFFER AND THE LISTING
General
     In September 2000, the Paris Bourse (SBF) SA, or the “SBF,” and the Amsterdam Exchange and the Brussels Exchange merged to create Euronext, the first Pan-European exchange. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, the SBF retains responsibility for the admission of shares to the Paris Bourse’s trading markets as well as the regulation of those markets.
     Since February 18, 2005, Premier, Second and Nouveau Marchés of Euronext Paris merged to create one market, Eurolist by Euronext. Prior to this change, Alcatel ordinary shares were traded on the Premier Marché. All shares and bonds are now traded on the same market and listed alphabetically.
     The principal trading market for Alcatel Lucent’s ordinary shares is the Eurolist. Alcatel’s ordinary shares have been traded on the Euronext Paris SA since June 3, 1987, and Alcatel Lucent’s ordinary shares will continue to trade on the Euronext Paris SA. The ordinary shares are also listed on Euronext Amsterdam, Antwerp, Basle, Euronext Brussels, Frankfurt, Geneva, Tokyo and Zurich exchanges and are quoted on SEAQ International in London. In addition, Alcatel ADSs have been listed on the NYSE since May 1992, and Alcatel Lucent ADSs will continue to trade on the NYSE.

     The following table sets forth, for the periods indicated, the high and low prices on the Euronext Paris SA for Alcatel’s ordinary shares:

	Alcatel Ordinary Shares
	Price per Share
Period	High	Low
2001	€72.35	€11.34
2002	21.62	2.05
2003	11.89	4.16
2004	14.82	8.77
First Quarter	14.82	10.25
Second Quarter	14.10	10.88
Third Quarter	12.86	8.77
Fourth Quarter	12.38	9.49
2005	11.70	8.14
First Quarter	11.70	9.35
Second Quarter	9.69	8.14
Third Quarter	11.12	8.47
Fourth Quarter	11.35	9.45
2006
First Quarter	13.49	10.38
Second Quarter	13.82	9.07
Third Quarter	10.10	8.27
2006
May	11.66	9.93
June	10.70	9.07
July	10.10	8.27
August	10.03	8.47
September	9.86	9.09
October	10.47	9.23
Trading in the United States
     The Bank of New York serves as the depositary with respect to the Alcatel Lucent ADSs traded on the NYSE. Each Alcatel Lucent ADS represents one ordinary share of Alcatel Lucent.
     The following table sets forth, for the periods indicated, the high and low prices on the NYSE for the Alcatel ADSs:

	Alcatel ADS
	Price per Share
Period	High	Low
2001	$66.94	$10.53
2002	19.14	2.02
2003	13.68	4.60
2004	18.32	10.76
First Quarter	18.32	13.06
Second Quarter	17.08	13.09
Third Quarter	15.30	10.76
Fourth Quarter	16.20	11.98
2005	15.75	10.44
First Quarter	15.75	12.06
Second Quarter	12.22	10.45
Third Quarter	13.42	10.44
Fourth Quarter	13.51	11.50
2006	13.51	12.17
First Quarter	16.12	12.68
Second Quarter	16.51	11.56
Third Quarter	12.91	10.63

	Alcatel ADS
	Price per Share
Period	High	Low
2006
May	14.69	12.95
June	13.61	11.56
July	12.85	10.63
August	12.91	10.84
September	12.55	11.53
October	13.06	11.64
EXPENSES OF THE ISSUE
     The table below sets forth the various expenses and costs to be incurred by Alcatel Lucent in connection with the distribution of the Alcatel Lucent ordinary shares offered hereby. All the amounts shown are estimated except the SEC registration fee which has previously been paid.

SEC registration fee	$58,659
Printing and engraving expenses	5,000
Accounting fees and expenses	10,000
Legal fees and expenses	25,000
Miscellaneous expenses	5,000
Warrant agent expenses	25,000
Total expenses	128,659
ADDITIONAL INFORMATION
Share Capital
     At November 30, 2006, the capital stock of Alcatel Lucent consisted of 2,309,341,370 ordinary shares, nominal value €2.00 per share. During the period between January 1, 2006 and November 30, 2006, increases in the number of Alcatel Lucent ordinary shares related to the following actions:

•	the issuance of 300,000 Alcatel ordinary shares in repayment of bonds issued by Coralec, a wholly owned subsidiary of Alcatel Lucent, in connection with the acquisition of Spatial Wireless, Inc. (formerly known as Spatial Communications Technologies Inc.), or Spatial Wireless;

•	the issuance of 2,360,115 Alcatel ordinary shares as a result of the exercise by employees Alcatel of 2,360,115 options to purchase Alcatel ordinary shares; and

•	the issuance of 878,139,615 Alcatel Lucent ordinary shares to former holders of Lucent common stock;
     During the period between January 1, 2006 and November 30, 2006, increases in the share capital of Alcatel Lucent related to the items set forth below.
     Acquisition of Spatial Wireless. On December 15, 2004, Coralec issued bonds repayable in Alcatel ordinary shares at a unit price of €11.912 in connection with Alcatel’s acquisition of Spatial Wireless. A first tranche of 17,390,262 bonds subscribed by Spatial Acquisition Corp. was repaid in full, and 393,035 bonds out of a second tranche of 1,598,072 bonds subscribed by Spatial Wireless, Inc., have been repaid as of the date of this prospectus.
     Since January 1, 2006 through the date of this prospectus, 300,000 of the bonds issued in connection with Alcatel’s acquisition of Spatial Wireless have been repaid in Alcatel ordinary shares, leading to the creation of an equivalent number of new Alcatel shares, nominal value €2.00 per share, which increased share capital by €600,000.

     Exercise of Stock Options for Alcatel Ordinary Shares. Between January 1, 2006 and November 24, 2006, employees of Alcatel exercised 2,360,115 options to purchase Alcatel ordinary shares, leading to the issuance of new shares under the following Alcatel stock option plans:
•	291 Alcatel ordinary shares under the June 1, 2005 plan, issued at a exercise price of €8.80;
•	141,710 Alcatel ordinary shares under the March 10, 2005 plan, issued at a exercise price of €10.00;
•	7,558 Alcatel ordinary shares under the January 3, 2005 plan, issued at a exercise price of €11.41;
•	9,164 Alcatel ordinary shares under the October 1, 2004 plan, issued at a exercise price of €9.80;
•	822 Alcatel ordinary shares under the September 1, 2004 plan, issued at a exercise price of €9.90;
•	2,399 Alcatel ordinary shares under the July 1, 2004 plan, issued at a exercise price of €11.70;
•	700 Alcatel ordinary shares under the March 10, 2004 plan, issued at a exercise price of €13.20;
•	7,660 Alcatel ordinary shares under the December 1, 2003 plan, issued at a exercise price of €11.10;
•	906 Alcatel ordinary shares under the October 1, 2003 plan, issued at a exercise price of €10.90;
•	2,062 Alcatel ordinary shares under the September 1, 2003 plan, issued at a exercise price of €9.30;
•	9,154 Alcatel ordinary shares under the July 1, 2003 plan, issued at a exercise price of €8.10;
•	24,573 Alcatel ordinary shares under the June 18, 2003 plan, issued at a exercise price of €7.60;
•	10,253 Alcatel ordinary shares under the March 7, 2003 plan, issued at a exercise price of €6.70;
•	1,889,865 Alcatel ordinary shares under the March 7, 2003 plan, issued at a exercise price of €6.70;
•	13,524 Alcatel ordinary shares under the November 14 , 2002 plan, issued at a exercise price of €4.60;
•	1,649 Alcatel ordinary shares under the October 7, 2002 plan, issued at a exercise price of €3.20;
•	148,766 Alcatel ordinary shares under the September 2, 2002 plan, issued at a exercise price of €5.20;
•	80,059 Alcatel ordinary shares under the December 19, 2001 plan, issued at a exercise price of €9.30; and
•	9,000 Alcatel ordinary shares under the November 15, 2001 plan, issued at a exercise price of €9.00.
     The issuance of the Alcatel ordinary shares in connection with the option exercises set forth above resulted in an increase in share capital of €4,720,230.
     Issuance of Alcatel Lucent ordinary shares to former holders of Lucent common stock. On November 30, 2006, in connection with the merger, Alcatel Lucent issued 878,139,615 new Alcatel Lucent ordinary shares to former holders of Lucent common stock. The issuance of the Alcatel Lucent ordinary shares in connection with merger resulted in an increase in share capital of €1,756,279,230.
     In addition, the board of directors of Alcatel Lucent (1) has determined that the warrants and convertible debt securities issued by Lucent that are now convertible into Alcatel Lucent ordinary shares as a result of the merger constitute “securities giving access to the share capital” of Alcatel Lucent, providing the holders with the right to a total number of 38,907,871 and 159,371,932 Alcatel Lucent shares, respectively, and (2) has authorized Coralec to issue to Lucent 60,767,243 bonds convertible into Alcatel Lucent ordinary shares, to be delivered to holders of stock options and stock-based compensation instruments issued by Lucent.
     Consolidated subsidiaries of Alcatel Lucent owned 57,926,444 Alcatel Lucent ordinary shares and no share equivalents at November 30, 2006.
     There were 122,770,193 Alcatel Lucent ordinary shares subject to stock options as of September 30, 2006. In addition, 63,192,019 Alcatel Lucent ordinary shares are issuable in respect of Alcatel’s convertible bonds issued on June 12, 2003 and 2,419,130 Alcatel Lucent ordinary shares are issuable in respect of Coralec’s redeemable bonds.

Articles of Association and Bylaws
     Purpose. The purposes of Alcatel Lucent can be found in Article 2 of its articles of association and bylaws (statuts). Generally, its purpose in all countries is to take any and all types of actions relating to domestic, industrial, civilian or military applications and other applications related to electricity, telecommunications, data processing, electronics, space industry, nuclear power, metallurgy and generally to all means of production and transmission of power or communications (cables, batteries and other components) and all possible activities related to operations and services in connection with these means. In addition, it may create companies regardless of activity, own stock in other companies and manage shares and securities.
Information Concerning Directors
     General. Alcatel Lucent’s articles of association and bylaws (statuts) stipulate that its directors shall be elected by its shareholders and that its board of directors shall consist of no fewer than six and no more than 14 directors. Its board of directors presently consists of 14 directors. Pursuant to the merger agreement, the Alcatel Lucent board of directors following the merger is comprised of the former chief executive officers of each of Alcatel and Lucent, five former Alcatel directors, five former Lucent directors and two European directors who qualify as independent directors. Two representatives of Alcatel Lucent employees or employees of its subsidiaries and participants in a mutual fund for its employees that holds its shares (an “FCP”) serve as censeurs, non-voting observers on the board of directors. The board of directors shall determine the business strategies of Alcatel Lucent and ensure their implementation.
     Directors are elected for terms of up to four years, which term can only be renewed by the vote of its shareholders. However, directors may be elected to multiple, and consecutive, terms. For one year following the effective time of the merger, the appointment of a replacement director, in the event of a vacancy by reason of death or resignation, would require the affirmative vote of at least two thirds of the directors then in office, and thereafter the affirmative vote of the majority of the directors present or represented.
     The board of directors decides whether the management of Alcatel Lucent will be performed by the chairman of the board of directors or by the chief executive officer. For a three-year period following the effective time of the merger, management of Alcatel Lucent will be performed by the chief executive officer unless the board of directors determines, by the affirmative vote of the directors then in office, that the management of Alcatel Lucent will be performed by the chairman of the board of directors. Alcatel Lucent’s board of directors appoints, and has the power to remove, the chairman and chief executive officer. For a three-year period following the effective time of the merger, at least a two-thirds vote of the board of directors then in office will be required to remove the chairman of the board of directors or chief executive officer and to decide on replacement.
     Directors can be individuals or entities, including corporations. If an entity is a director, it must appoint an individual to act as its permanent representative.
     Alcatel Lucent’s articles of association and bylaws provide that the board of directors is responsible for managing the company. In accordance with article 17 of its articles of association and bylaws, the board of directors has the discretion to determine whether the management of the company will be performed by the chairman of the board of directors or by a chief executive officer.
     Shareholdings. Each director must own at least 500 shares.
     Retirement. Generally, the maximum age for holding a directorship is 70. However, this age limit does not apply if less than one-third, rounded up to the nearest whole number, of serving directors has reached the age of 70.

No director over 70 may be appointed if, as a result of the appointment, more than one-third of the directors would be over 70.
     If for any reason more than one-third of the number of serving directors are over 70, then the oldest director shall be deemed to have retired at the ordinary shareholders’ meeting called to approve the combined company’s accounts for the fiscal year in which the one-third threshold was exceeded, unless the board proportion is reestablished prior to the meeting.
     If a company or other legal entity has the right to appoint a director and that director reaches 70, the company or legal entity must replace the director by the date of the ordinary shareholders’ meeting called to approve its accounts for the fiscal year in which such director reached 70.
     The retirement age for the chief executive officer is 68. The maximum age for holding the chairmanship of the board is 70. However, when the roles of the chairman and the chief executive officer are held by separate persons, the age limit applicable to the chairman of the board of directors shall be that applied to all of the directors of Alcatel Lucent.
LEGAL MATTERS
     The legality of the Alcatel Lucent ordinary shares offered by this prospectus have been passed upon for Alcatel Lucent by Mr. Pascal Durand-Barthez, secretary of the board of directors of Alcatel Lucent. Mr. Durand-Barthez is regularly employed by Alcatel Lucent, owns Alcatel Lucent ordinary shares and holds options to purchase additional Alcatel Lucent ordinary shares.
EXPERTS
     The consolidated financial statements of Alcatel and its subsidiaries as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005, incorporated in this prospectus by reference from Alcatel’s annual report on Form 20-F, as amended, for the year ended December 31, 2005, have been audited by Deloitte & Associés (Neuilly-sur-Seine, France), an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The audited historical financial statements and management’s assessment of the effectiveness of internal control over financial reporting included in Exhibit 99.1 of Lucent’s current report on Form 8-K dated May 5, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
Available Information
     Alcatel Lucent files reports and other information with the SEC. You may read and copy these reports, statements or other information filed by either Alcatel or Lucent at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of Alcatel Lucent are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.
Incorporation of Documents by Reference
     The SEC allows Alcatel Lucent to incorporate by reference information into this prospectus. This means that Alcatel Lucent can disclose information to you by referring you to another document that Alcatel Lucent has filed with the SEC. Alcatel Lucent will make those documents available to you without charge upon your oral or written request. Requests for those documents should be directed to:
Alcatel Lucent
54, rue La Boétie
75008 Paris, France
011 33 (1) 40 76 10 10
Attention: Investor Relations
www.alcatel-lucent.com
     Alcatel Lucent is incorporating by reference the following documents filed by Alcatel:
•	Alcatel’s annual report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 31, 2006, as amended by Form 20-F/A filed on August 4, 2006 and Form 20-F/A filed on August 7, 2006;

•	Alcatel’s reports of foreign issuer on Form 6-K furnished to the SEC on April 3, 2006; April 6, 2006; June 8, 2006; September 6, 2006; September 11, 2006 (with respect to the results of Alcatel’s annual ordinary and extraordinary meeting of shareholders only); September 29, 2006; November 20, 2006; and November 30, 2006;

•	the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” contained in the registration statement on Form F-3 (File No. 333-138670), filed by Alcatel on November 14, 2006; and

•	the description of Alcatel Lucent’s American Depositary Shares contained in the registration statement on Form F-6 (File No. 333-138770), filed by Alcatel with the SEC on November 16, 2006.
     Alcatel Lucent incorporates by reference into this prospectus all annual reports on Form 20-F filed by Alcatel Lucent under the Exchange Act after the date of this prospectus and before Alcatel Lucent terminates this offering. Alcatel Lucent may incorporate by reference into this prospectus all or a portion of Alcatel Lucent’s reports of foreign issuer on Form 6-K that Alcatel Lucent identifies in the Form 6-K as being incorporated into this prospectus filed after the date of this prospectus.
     Alcatel Lucent is also incorporating by reference into this prospectus the following documents filed by Lucent:
•	Lucent’s annual report on Form 10-K for the fiscal year ended September 30, 2005, filed on December 14, 2005;

•	Lucent’s current reports on Form 8-K, filed on December 22, 2005 (under Item 1.01 only); January 13, 2006 (under Item 5.02 only); January 20, 2006; February 28, 2006; March 27,

2006; April 3, 2006; May 5, 2006; June 8, 2006 and July 27, 2006 (under Item 2.02 (to the extent filed and not furnished) and Item 8.01 only); August 7, 2006; August 15, 2006; August 23, 2006; September 6, 2006; September 7, 2006; September 13, 2006; September 26, 2006; and November 20, 2006; and

•	Lucent’s quarterly reports on Form 10-Q for the quarterly period ended December 31, 2005, filed on February 8, 2006; the quarterly period ended March 31, 2006, filed on May 9, 2006; and the quarterly period ended June 30, 2006 filed on August 8, 2006.
     Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     The information relating to Alcatel Lucent contained in this prospectus should be read together with the information in the documents incorporated by reference.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8. Indemnification of Directors and Officers.
     Under French law, sociétés anonymes may generally indemnify, contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liabilities cannot be indemnified under French law, whether directly by the company or through liability insurance.
     Sociétés anonymes are generally allowed to advance expenses incurred by their officers and directors in defending any civil or criminal action. They may also indemnify those directors and officers for their expenses, provided that they acted in good faith and in their capacities as directors or officers of the company.
Item 9. Exhibits.
     See Exhibit Index.
Item 10. Undertakings.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or by Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free-writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on this 30th day of November, 2006.

Alcatel Lucent
By:	/s/ Jean-Pascal Beaufret
Name:	Jean-Pascal Beaufret
Title:	Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jean-Pascal Beaufret and Pascal Durand-Barthez, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to execute in his name, place and stead, in any and all capacities, any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as could be done in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 30, 2006:

Signature	Title

/s/ Patricia F. Russo	Chief Executive Officer and Director Principal Executive Officer)
Patricia F. Russo

/s/ Jean-Pascal Beaufret	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Jean-Pascal Beaufret

/s/ Serge Tchuruk	Chairman of the Board of Directors
Serge Tchuruk

/s/ Daniel Bernard	Director
Daniel Bernard

/s/ W. Frank Blount	Director
W. Frank Blount

Signature	Title

/s/ Jozef Cornu	Director
Jozef Cornu

/s/ Linnet F. Deily	Director
Linnet F. Deily

/s/ Robert E. Denham	Director
Robert E. Denham

/s/ Jean-Pierre Halbron	Director
Jean-Pierre Halbron

/s/ Edward E. Hagenlocker	Director
Edward E. Hagenlocker

/s/ Lady Sylvia Jay CBE	Director
Lady Sylvia Jay CBE

/s/ Karl J. Krapek	Director
Karl J. Krapek

/s/ Daniel Lebègue	Director
Daniel Lebègue

/s/ Henry B. Schacht	Director
Henry B. Schacht

Director
Jean-Cyril Spinetta

/s/ Stephen R. Reynolds	Authorized Representative
Stephen R. Reynolds	in the United States

EXHIBIT INDEX

Exhibit No.	Description
4.1	Statuts (Articles of Association and By-Laws) of Alcatel Lucent (English translation), incorporated by reference to Exhibit 4.1 of Post-Effective Amendment No. 2 to Form F-4 on Form S-8 of Alcatel Lucent (File No. 333-133919).

4.2	Warrant Agreement (including form of warrant certificate), dated December 10, 2004, between Lucent Technologies Inc. and The Bank of New York, as warrant agent (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K of Lucent Technologies Inc., filed on December 10, 2004).

4.3	Warrant Conversion Agreement, dated November 30, 2006, by and between Lucent Technologies Inc., Alcatel and The Bank of New York, as warrant agent.

4.4	Stipulation and Agreement of Settlement dated September 22, 2003, in settlement of litigation in the U.S. District Court for the District of New Jersey, entitled In re Lucent Technologies Inc. Securities Litigation (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 of Lucent Technologies Inc. (File No. 333-120984)).

4.5	Form of Amended and Restated Deposit Agreement, as further amended and restated as of November 22, among Alcatel, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Shares issued thereunder, including the form of ADR (incorporated by reference to Exhibit 1(1) to the Registration Statement on Form F-6 of Alcatel ((File No. 333-138770)).

5.1	Opinion of Pascal Durand-Barthez regarding the legality of the securities being registered.

23.1	Consent of Deloitte & Associés.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Pascal Durand-Barthez (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration statement).